Exhibit 11

Ballantyne of Omaha, Inc. and Subsidiaries
Computation of Net Income (Loss) Per Share of Common Stock
Three and Nine Months Ended September 30, 2003 and 2002

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

Basic Net Income (Loss) Per Share

Net income (loss) applicable to common stock	$183,241	$(1,736,508)	$356,606	$(2,773,261)

Weighted average common shares outstanding	12,643,601	12,568,302	12,626,196	12,567,569

Basic net income (loss) per share	$0.01	$(0.14)	$0.03	$(0.22)

Diluted Net Income (Loss) Per Share

Net income (loss) applicable to common stock	$183,241	$(1,736,508)	$356,606	$(2,773,261)

Weighted average common shares outstanding	12,643,601	12,568,302	12,626,196	12,567,569

Assuming conversion of options outstanding *	572,695	—	444,109	—

Weighted average common shares outstanding, as adjusted	13,216,296	12,568,302	13,070,305	12,567,569

Diluted net income (loss) per share	$0.01	$(0.14)	$0.03	$(0.22)

*Because the Company reported net losses for the three and nine months ended September 30, 2002, the calculation of net loss per share – diluted excludes potential common shares from stock options, as they are anti-dilutive and would result in a reduction of loss per share.  If the Company had reported net income for these periods, there would have been 102,785 and 126,789 additional shares in the calculation of net income per share – diluted.